Filed Pursuant to Rule 424(b)(3)
Registration No. 333-213271

CIM INCOME NAV, INC.
SUPPLEMENT NO. 13 DATED SEPTEMBER 11, 2019
TO THE PROSPECTUS DATED NOVEMBER 27, 2018
This document supplements, and should be read in conjunction with, the prospectus of CIM Income NAV, Inc. dated November 27, 2018; Supplement No. 6 dated April 16, 2019; and Supplement No. 12 dated August 29, 2019, which superseded and replaced all previous supplements to the prospectus, with the exception of the “Incorporation by Reference” section of Supplement No. 6. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of CIM Income NAV, Inc.;
(2)	the net asset value (“NAV”) per share for each class of common stock on each business day for the month of August 2019;
(3)	information regarding the share redemption limit; and
(4)	recent real property acquisitions and dispositions.
OPERATING INFORMATION
Status of Our Public Offering
The registration statement for our initial public offering of $4,000,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission on December 6, 2011 and was subsequently superseded by registration statements declared effective on August 26, 2013 and February 10, 2017. We are offering up to $3,500,000,000 in shares of common stock pursuant to our primary offering, consisting of four classes of shares of common stock: D Shares, T Shares, S Shares and I Shares. We are also offering $500,000,000 in shares pursuant to our distribution reinvestment plan. We are offering to sell any combination of D Shares, T Shares, S Shares and I Shares with a dollar value up to the maximum offering amount.
During the month of August 2019, we accepted investors’ subscriptions for, and issued, a total of approximately 467,000 shares of our common stock in our offering, resulting in gross proceeds to us of approximately $8.3 million, consisting of approximately 388,000 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $6.9 million ($3.5 million in D Shares, $3.3 million in T Shares, and $75,000 in I Shares), and approximately 79,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $1.4 million. As of August 31, 2019, we had accepted investors’ subscriptions for, and issued, approximately 45.3 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $817.4 million.
We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering as well as to renew, extend or terminate our registration at any time.

NAV per Share
The following is a list of the NAV per share on each business day for the month of August 2019 for each of our classes of common stock:

	NAV per Share
Date	D Shares	T Shares	S Shares	I Shares
August 1, 2019	$17.78	$17.43	*	$18.02
August 2, 2019	$17.78	$17.43	*	$18.03
August 5, 2019	$17.78	$17.43	*	$18.02
August 6, 2019	$17.77	$17.42	*	$18.01
August 7, 2019	$17.76	$17.42	*	$18.01
August 8, 2019	$17.76	$17.42	*	$18.01
August 9, 2019	$17.76	$17.42	*	$18.01
August 12, 2019	$17.76	$17.42	*	$18.01
August 13, 2019	$17.76	$17.42	*	$18.01
August 14, 2019	$17.76	$17.42	*	$18.01
August 15, 2019	$17.76	$17.42	*	$18.01
August 16, 2019	$17.76	$17.41	*	$18.01
August 19, 2019	$17.72	$17.37	*	$17.97
August 20, 2019	$17.71	$17.36	*	$17.96
August 21, 2019	$17.71	$17.36	*	$17.95
August 22, 2019	$17.70	$17.36	*	$17.95
August 23, 2019	$17.70	$17.36	*	$17.95
August 26, 2019	$17.69	$17.34	*	$17.94
August 27, 2019	$17.71	$17.36	*	$17.96
August 28, 2019	$17.71	$17.36	*	$17.96
August 29, 2019	$17.71	$17.36	*	$17.96
August 30, 2019	$17.71	$17.36	*	$17.96

* Not available. We did not issue any S Shares as of August 31, 2019.
The NAV per share is the price at which we sold our shares pursuant to purchase orders (excluding applicable upfront selling commissions and dealer manager fees charged on D Shares and T Shares), and redeemed shares pursuant to redemption requests, on the business day specified. Purchases and redemptions will be made in accordance with our policies as set forth in the registration statement and prospectus to which this prospectus supplement relates. Please refer to “Valuation Policies” beginning on page 99 of the current prospectus, as supplemented, for important information about how NAV is determined for each of our classes of common stock. Our NAV per share for each share class, which is updated daily, along with our registration statement, prospectus and prospectus supplements are available on our website https://www.cimgroup.com/strategies/individual/inav#summary.
Redemption Limit
As disclosed on our website, as of June 30, 2019, our NAV was $598,920,546. As of July 1, 2019, the redemption limit for the quarter ending September 30, 2019 was 10% of our NAV as of June 30, 2019. Given that sales of our common stock have exceeded redemption requests quarter to date, the redemption limit as of September 1, 2019 has not been reduced below 10% of our NAV as of June 30, 2019. For a complete discussion of redemption limits, refer to the section of our prospectus captioned “Share Purchases and Redemptions — Redemption Limitations” beginning on page 201 of the prospectus.

PROSPECTUS UPDATES
Recent Real Property Acquisitions and Debt and Subscription for Investment in Securities
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Description of Real Estate Assets” beginning on page 21 of the prospectus and the section of our prospectus captioned “Investment Objectives, Strategy and Policies — Real Property Acquisitions” beginning on page 81 of the prospectus, and describes our real estate holdings as of August 31, 2019 and activity that occurred subsequent to the activity as of August 5, 2019 previously disclosed in our prospectus.
Description of Real Estate Assets
As of August 31, 2019, we, through separate wholly-owned limited liability companies and limited partnerships, owned 134 properties, acquired for an aggregate purchase price of $918.9 million, located in 34 states, consisting of six anchored shopping centers, 105 retail, 12 industrial and distribution, and 11 office properties, comprising approximately 5.5 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. We acquired one property and disposed of 13 properties between August 5, 2019 and August 31, 2019. In general, our properties are acquired through the use of proceeds from our initial public offering and debt borrowings.

Property Description	Type	Number of Tenants	Tenant (1)	Rentable Square Feet	Purchase Price
Republic Services – Scottsdale, AZ	Office	2	Various	136,862	$51,476,000
				136,862	$51,476,000
________________

(1)	The tenant name represents the commonly-used tenant name and does not necessarily represent the legal name that is party to the lease agreement.

Property Description	Date Acquired	Year Built/Renovated	Purchase Price (1)	Initial Yield (2)		Average Yield (4)	Physical Occupancy
Republic Services – Scottsdale, AZ	August 16, 2019	2016	$51,476,000	5.96%	(3)	6.54%	100%
			$51,476,000
________________

(1)	Purchase price does not include acquisition-related expenses.

(2)
Initial yield is calculated as the effective annualized rental income, adjusted for rent concessions or abatements, if any, for the in-place leases at the property divided by the property’s purchase price, plus the estimated cost of significant capital improvements to be incurred in the first year of ownership, if any, and exclusive of acquisition-related expenses. In general, our properties are subject to long-term triple-net or double-net leases, and the future costs associated with the double-net leases are unpredictable and may reduce the yield. Accordingly, our management believes that effective annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.

(3)	The initial and average yields exclude an additional $22,000 of annual licensing revenue that is received at the property.

(4)
Average yield is calculated as the average annual rental income, adjusted for rent concessions or abatements, if any, for the in-place leases, over the non-cancellable lease term at the property divided by the property’s purchase price, plus the estimated cost of significant capital improvements expected to be incurred over the ten-year period subsequent to the acquisition date, if any, and exclusive of acquisition related expenses. In general, we intend for our properties to be subject to long-term triple-net or double-net leases. Future costs associated with the double-net leases are unpredictable and may reduce the yield. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

The following table sets forth the principal provisions of the lease terms for the major tenant at the property listed above:

Property	Major Tenants (1)	Total Square Feet Leased	% of Total Rentable Square Feet	Renewal Options (2)	Effective Annual Base Rent (3)		Effective Annual Base Rent per Square Foot (3)	Lease Term (4)
Republic Services – Scottsdale, AZ	Republic Services	133,634	100%	2/5 yr.	$2,939,948	(5)	$22.00	8/16/2019	–	4/30/2032
________________

(1)
Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the respective property, or those tenants whose annual rental revenue accounts for greater than 10% of the property’s annual rental revenue. The tenant name represents the commonly-used tenant name and does not necessarily represent the legal name of the entity that is party to the lease agreement.

(2)	Represents the number of renewal options and the term of each option.

(3)	Effective annual base rent and effective annual base rent per square foot include adjustments for rent concessions or abatements, if any.

(4)
Represents lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancelable lease term, assuming no renewals are exercised, as of the respective purchase date. In general, these properties are subject to long term triple- or double-net leases that require the tenants to pay substantially all operating expenses in addition to base rent.

(5)	The annual base rent per square foot under this lease increases annually by $0.50 per square foot of the then-current annual base rent per square foot.
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives, Strategy and Policies — Depreciable Tax Basis” beginning on page 94 of the prospectus.
Depreciable Tax Basis
For federal income tax purposes, the aggregate depreciable basis in the property acquired since August 5, 2019 is approximately $41.4 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method and a mid-month convention. We currently have no plans for any significant renovations, improvements or development of the properties described in this prospectus supplement that would be an additional cost to us, and we believe the properties described in this prospectus supplement are adequately insured. We intend to obtain adequate insurance coverage for all future properties that we acquire. The depreciable basis in the property is estimated, as of August 31, 2019, as follows:

Wholly-owned Property	Depreciable Tax Basis
Republic Services – Scottsdale, AZ	$41,386,704
$41,386,704

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